

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 25, 2010

Via U.S. Mail and Facsimile: (617) 796-8385
Mr. Bruce J. Mackey Jr.
President and Chief Executive Officer
Five Star Quality Care, Inc.
400 Centre Street
Newton, Massachusetts 02458

      Re: **Five Star Quality Care, Inc.**
                    Form 10-K for fiscal year ended December 31, 2009
                    Filed February 19, 2010
                    File No. 001-16817

Dear Mr. Mackey:

      We have completed our review of your Form 10-K and have no further comments at this time.

                                    Sincerely,

                                      Larry Spirgel
                                      Assistant Director